EXHIBIT T-1.2

Whereas, the Articles of Organization of AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC, of New York, New York, have heretofore been duly approved and said AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC has complied with the provisions of Chapter 2 of the Consolidated Laws,

Now Therefore I, David S. Fredsall, as Deputy Superintendent of Banks of the State of New York, do hereby authorize the said AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC to transact the business of a Limited Liability Trust Company, at 59 Maiden Lane, Borough of Manhattan, City of New York within this State.

In Witness Whereof, I have hereunto set my hand and affixed the official seal of the Banking Department, this 30 day of May in the year two thousand and eight.

/s/ David S. Fredsall
Deputy Superintendent of Banks